Exhibit 21.1

CHEETAH NET SUPPLY CHAIN SERVICE INC.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Allen-Boy International LLC	Delaware

Entour Solutions LLC	New York

Edward Transit Express Group Inc.	California

TW&EW Services Inc	California

NexTrade International LLC	Delaware

Cheetah Net Supply Chain Service Ltd	British Virgin Islands